Exhibit (g)(30)


                    [Letterhead of Hilton Hotels Corporation]



         October 16, 1997


         Board of Directors
         ITT Corporation
         1330 Avenue of the Americas
         New York, New York  10019-5490

         Dear Members of the Board:

         Press reports, including this morning's article in USA Today, indicate that ITT is once again seeking to take action that, in the words of ITT's chairman, Rand Araskog, would "change the landscape" between now and the November 12 annual meeting. These press reports raise the concern that ITT management will now propose a new transaction that, like the break-up plan, is designed not to provide the greatest value to shareholders, but rather to defeat the Hilton offer and deprive ITT shareholders of a meaningful choice.

         As I am sure you are aware, the clear purpose and intent of the Nevada federal court's decision is to permit the ITT shareholders to make an unimpeded choice as to whether they wish to accept the Hilton offer by electing Hilton's nominees to the ITT Board. Accordingly, any action taken by ITT prior to the annual meeting that would interfere with the ability of the ITT shareholders to choose to accept the Hilton offer by electing the Hilton nominees would violate the court's order.

         We expect that you, as the directors of ITT, will not again permit ITT to take such action. In the event ITT does take such action, however, Hilton will hold ITT, its Board of Directors, and any third party that may be involved, responsible for violating the court's direction to hold a fair annual meeting and to give shareholders an unimpeded choice.
         In addition to injunctive relief, Hilton would, if appropriate, seek to recover monetary damages arising from any such action.

         The combination of Hilton and ITT represents a tremendous opportunity for both our companies, and will provide the greatest value to the ITT shareholders. The interests of both our companies would best be served by your meeting with us now to reach a prompt completion of the Hilton-ITT combination. We continue to view your failure to meet with us to constitute an inexplicable violation of your fiduciary duties to your shareholders.

         Sincerely,

         /s/  Stephen F. Bollenbach

         Stephen F. Bollenbach